Exhibit 99.1

Silicon Motion Introduces FerriSSD™ - the Ultimate Single-Chip Solid State Drive for Embedded Applications

Taipei, Taiwan, May 2, 2011 – Silicon Motion Technology Corporation (NasdaqGS: SIMO), the global leader in NAND flash controllers, today introduces its FerriSSD™ product line. FerriSSD™ is the world’s smallest single-chip Solid State Drive with standard SATA or PATA interface in BGA form factor that allows for easy integration of embedded storage into industrial and commercial devices and applications. With both commercial-grade (0°C to 70°C) and industrial-grade (-40°C to 85°C) temperature support, as well as enhanced reliability and security combined with high performance and low power consumption, FerriSSD™ is the ideal embedded storage solution for industrial PCs, tablets, navigation devices, point-of-sale terminals, medical devices, test instruments, and other specialty devices.

“We are very excited about the introduction of our FerriSSD™ product line,” said Wallace Kou, President and CEO of Silicon Motion. “FerriSSD™ is a plug and play storage solution designed for easy integration and manufacturing, which allows for faster time-to-market of industrial and commercial devices than other competing solutions. Utilizing Silicon Motion’s advanced controller technologies enable FerriSSD™ to provide the best data integrity, endurance and reliability in the market. We are pleased to announce that FerriSSD™ has already received multiple design-wins for industrial PCs, POS terminals, automotive navigation systems and testing equipment from manufacturers in the US, Europe, Japan and Taiwan.”

FerriSSD™ leads the industry in capabilities and form factor. FerriSSD™ offers a fully integrated SATA or PATA interface in a single BGA package measures 16mm X 20mm and scale in storage densities to up to 32GB using SLC memory and 64GB using MLC memory. Using Silicon Motion’s leading controller technology, FerriSSD™ incorporates our industry-leading ECC engine, advanced global wear leveling and robust data protection and is the best industrial and commercial grade embedded storage solution in the market today. Unique to FerriSSDs is our SSD status monitoring application which integrates our proprietary S.M.A.R.T. (“Self-Monitoring, Analysis and Reporting Technology”) and SSD LifeGuard technologies which provide real-time SSD monitoring and warning capabilities. Our FerriSSD™ is RoHS compliant and is also halogen and lead free.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and handset transceivers. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com

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